TableMAX Corporation
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada  89123

February 6, 2012

VIA EDGAR – FORM RW

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TableMAX Corporation Request to Withdraw Registration Statement on Form S-1 File No. 333-153901

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TableMAX Corporation, a Nevada corporation (the “Registrant”), hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-153901), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on October 8, 2008 and has not become effective.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the secondary registration of securities pursuant to the Registration Statement.  The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.  The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted at the time this application is filed with the Commission unless, within 15 calendar days after such filing, the Commission notifies the Registrant that the application for withdrawal will not be granted.

Should you have any questions regarding this matter, please call counsel to the Registrant, Daniel K. Donahue, at (949) 732-6557.

Very truly yours,

TABLEMAX CORPORATION

By:	/s/ Richard L. Baldwin
Richard L. Baldwin President and Chief Executive Officer